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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    -----------------------------------------

                                    FORM 11-K

                   ------------------------------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   [NO FEE REQUIRED, EFFECTIVE OCTOBER 7,1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from ____________ to____________


                   ------------------------------------------

                         Commission File Number: 1-14373


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

--------------------------------------------------------------------------------

                 Financial Statements and Supplemental Schedules

          Insignia Financial Group, Inc. 401(k) Retirement Savings Plan

           December 31, 1999 and 1998 and year ended December 31, 1999

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                        Financial Statements and Schedule


                     Years ended December 31, 1999 and 1998




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line i - Schedule of Assets Held for Investment Purposes...........8

                         Report of Independent Auditors


Advisory Committee
Insignia Financial Group, Inc.
     401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Insignia Financial Group, Inc. 401(k) Retirement Savings Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/Ernst & Young LLP



Greenville, South Carolina
June 26, 2000

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                              December 31
                                                        1999            1998
                                                    ---------------------------
ASSETS
Cash and cash equivalents                           $    30,426      $    60,016
Investments, at fair value                           42,590,510       31,207,014
                                                    ----------------------------

Net assets available for benefits                   $42,620,936      $31,267,030
                                                    ============================

See accompanying notes.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

ADDITIONS
Investment income:
   Net realized and unrealized appreciation in fair value of investments                $       279,074
   Interest and dividends                                                                     4,008,838
                                                                                        -----------------
                                                                                              4,287,912
                                                                                        -----------------
Contributions:
   Employer                                                                                   1,682,538
   Participants                                                                               6,174,292
   Rollover                                                                                   3,353,639
                                                                                        -----------------
                                                                                             11,210,469
                                                                                        -----------------
Total additions                                                                              15,498,381

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                                                                 3,993,941
Administrative expenses                                                                         150,534
                                                                                        -----------------
                                                                                              4,144,475
                                                                                        -----------------
Net increase                                                                                 11,353,906
Net assets available for benefits at December 31, 1998                                       31,267,030
                                                                                        -----------------
Net assets available for benefits at December 31, 1999                                  $    42,620,936
                                                                                        =================

See accompanying notes.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Insignia Financial Group, Inc. 401(k) Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Effective September 15, 1998, Insignia/ESG Holdings, Inc. established the Insignia/ESG Holdings, Inc. 401(k) Retirement Savings Plan for the benefit of its eligible employees. Effective November 2, 1998, Insignia/ESG Holdings, Inc. became Insignia Financial Group, Inc. ("the Company") and the Plan's name was changed to Insignia Financial Group, Inc. 401(k) Retirement Savings Plan. The Plan is a defined contribution plan covering all employees who have attained age
21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company, at the beginning of each Plan year, will determine the amount of any discretionary matching contributions to be made to the Plan during that year. The Company elected to make a contribution equal to 50% of a participant's contribution, up to a maximum of 6% of compensation that a participant contributes to the Plan for the period from September 15, 1998 (inception of the Plan) to December 31, 1998. Additional amounts may be contributed at the option of the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan's ordinary and necessary administrative expenses or Employer contributions. Total forfeitures for the year ended December 31, 1999 were $158,178. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. A participant who is an employee on or after the effective date of the Plan shall become vested in the Company's matching contributions in 25% increments with 100% vesting occurring after the completion of four years of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $700 up to a maximum equal to the lesser of $50,000 or 50% of their vested account. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest based on the prime interest rate plus one percent as reported in The Wall Street Journal for the day on which the loan application is approved. Principal and interest is paid ratably through employee payroll deductions.

PAYMENT OF BENEFITS

Upon termination, death, disability, or retirement, a participant may receive a lump-sum amount or in monthly, quarterly, or annual installments over a fixed, reasonable period of time, not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and the named beneficiary. In either case, the participant may only receive the amount equal to the vested value of their account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)




2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances which approximate fair value.

Included in the investments of the Plan are shares of a unitized stock fund consisting of cash and shares of Apartment Investment and Management Company ("AIMCO") common stock ("Insignia Wasting Fund"). The AIMCO common stock originated when the predecessor Plan Sponsor merged with AIMCO and the Plan's Sponsor's stock was converted to AIMCO shares. No contributions are allowed into the Insignia Wasting Fund and the fund will eventually be dissolved.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                                           NET REALIZED AND
                                                                                              UNREALIZED
                                                                                           APPRECIATION IN
                                                                                            FAIR VALUE OF
                                                                                             INVESTMENTS
                                                                                           ----------------
Common Stock                                                                                $     (212,721)
Shares of registered investment companies                                                          494,874
Shares of collective trust funds                                                                    (1,079)
                                                                                            ----------------
                                                                                            $      279,074
                                                                                            ================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                     DECEMBER 31
                                                                               1999              1998
                                                                           ---------------------------
Fidelity Puritan Fund                                                    $     5,683,788  $    5,758,256
Fidelity Magellan Fund                                                         5,195,406       1,187,925
Fidelity Contrafund                                                           11,646,139       8,130,259
Fidelity Equity Income Fund                                                    8,050,419       7,671,761
Fidelity Growth and Income Fund                                                3,113,607       1,445,983
Fidelity Managed Income Portfolio                                              3,423,066       2,939,104

4. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain fees incurred during the year for legal, accounting and other services were paid by the Company on behalf of the Plan.

                              Supplemental Schedule

                         Insignia Financial Group, Inc.
                         401(k) Retirement Savings Plan
                                 EIN: 56-2084290
                                Plan Number: 001

                               Schedule H, Line i
                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                      (c) DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE,
  (b) IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, PAR OR                                    (e) CURRENT
(a)     LESSOR OR SIMILAR PARTY                  MATURITY VALUE                           (d) COST        VALUE
--------------------------------------------------------------------------------------------------------------------
     Mutual Funds:
  *      Fidelity Puritan Fund                 298,675 shares                         $   5,580,571  $   5,683,788
  *      Fidelity Magellan Fund                38,025 shares                              4,625,850      5,195,406
  *      Fidelity Contrafund                   194,038 shares                            10,306,457     11,646,139
  *      Fidelity Equity Income Fund           150,531 shares                             7,780,818      8,050,419
  *      Fidelity Growth and Income Fund
  *      Fidelity Low Priced Stock Fund        34,820 shares                                759,109        788,325
  *      Fidelity Diversified International
  *      Fidelity U.S. Bond Index Fund         115,726 shares                             1,252,579      1,179,253
                                                                                     -------------------------------
                                                                                         33,925,871     36,567,208
                                                                                     -------------------------------
     Collective Trust Funds:
  *      Fidelity Managed Income Portfolio     3,423,066 units                            3,423,066      3,423,066
                                                                                     -------------------------------

     Common Stock:
  *      Insignia Wasting Fund                 152,755 shares                               558,479        680,077
  *      Insignia ESG Fund                     222,007 shares                               951,302        827,901
                                                                                     -------------------------------
                                                                                          1,509,781      1,507,978
                                                                                     -------------------------------

  *  Loans to participants                  Interest ranging from 8.6% and 10.4%
                                              and maturity dates from 2000 to
                                              2004                                                -      1,092,258
                                                                                     -------------------------------
                                                                                      $  38,858,718  $  42,590,510
                                                                                     ===============================
-----------
*  Indicates party-in-interest to the Plan.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 INSIGNIA FINANCIAL GROUP, INC.
                                 401 (k) Retirement Savings Plan
                                 (Name of Plan)



                            By:  /s/ Adam B. Gilbert
                                 -------------------
                                 Name:     Adam B. Gilbert
                                 Title:    Member of Benefits Committee
                                           and Executive Vice President



Date:  June 28, 2000